NOVAGOLD RESOURCES INC.
Suite 2300 - 200 Granville Street
Vancouver, British Columbia V6C 1S4

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of the Shareholders of NovaGold Resources Inc. (the “Company”) will be held at the Pan Pacific Hotel, Coal Harbour Room, 999 Canada Place, Vancouver, British Columbia, on Wednesday, May 25, 2011 at 2:00 p.m. (Vancouver time), for the following purposes:

1.	To receive the Annual Report of the Directors containing the consolidated financial statements of the Company for the year ended November 30, 2010, together with the Report of the Auditors thereon;

2.	To elect Directors of the Company for the forthcoming year;

3.	To appoint the Auditors of the Company for the forthcoming year and to authorize the Directors to fix the Auditors’ remuneration; and

4.	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying and forming part of this Notice.

Only Shareholders of record at the close of business on April 13, 2011 are entitled to receive notice of the Meeting and to vote at the Meeting.

To assure your representation at the Meeting, please complete, sign, date and return the enclosed proxy, whether or not you plan to personally attend. Sending your proxy will not prevent you from voting in person at the Meeting. All proxies completed by registered Shareholders must be returned to the Company:

(a)

by delivering the proxy to the Company’s transfer agent, Computershare Investor Services Inc., at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Friday, May 20, 2011, at 2:00 p.m. (Vancouver time);

(b)

by fax to the Toronto office of Computershare Investor Services Inc., Attention: Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Friday, May 20, 2011, at 2:00 p.m. (Vancouver time); or

(c)	by internet, as instructed in the enclosed form of proxy, not later than Friday, May 20, 2011, at 2:00 p.m. (Vancouver time).

Non-registered Shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary. A more detailed description on returning proxies by non-registered Shareholders can be found on page 2 of the attached Management Information Circular.

DATED at Vancouver, British Columbia, this 5th day of April, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

“Rick Van Nieuwenhuyse”

Rick Van Nieuwenhuyse
President and Chief Executive Officer